                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      INTERNATIONAL NURSING SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    460093404
                                 (CUSIP Number)

                                  David Klugman
                    701 North Lake Drive, Lakewood, NJ 08701

                                  908-905-9206
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                    Schedule 13D

CUSIP No. 460093404                  13D                       Page 2 of 6 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Klugman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.

                           7.       SOLE VOTING POWER
   NUMBER OF                        -0-
    SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        340,000

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    340,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.60%

14.      TYPE OF REPORTING PERSON*

                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                                    Schedule 13D

CUSIP No. 460093404                   13D                     Page 3 of 6 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Klugman Money Purchase Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

                           7.       SOLE VOTING POWER
   NUMBER OF                        12,065
    SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        140,065

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    140,065

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.39%

14.      TYPE OF REPORTING PERSON*
                                    EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                               Page 4 of 6 Pages

         This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 27, 1996 (the "Original Statement"), of the David Klugman Money Purchase Plan (the "Plan") and David Klugman (collectively, the "Reporting Persons"), filing jointly. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of January 15, 1997. The table assumes that the Conversion Price of the Preferred Stock is $1.25 per share. The table assumes further that all Preferred Stock and Warrants were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 5,729,976 prior to such conversion and exercise.

                             Number of Shares             Percentage of
Name                         Beneficially Owned           Outstanding Shares
----                         ------------------           ------------------

David Klugman Money
Purchase Plan (1)               140,065                       2.39%

David Klugman (2)               340,000                       5.60%


(1) Consists of 12,065 shares of Common Stock, 48,000 shares issuable upon conversion of Preferred Stock and 80,000 shares issuable upon exercise of Warrants.

(2) Consists of 96,000 shares issuable upon conversion of Preferred Stock, 144,000 shares issuable upon exercise of Warrants and 100,000 shares issuable upon exercise of finders fee warrants. Does not include shares and Warrants owned by the Plan.

         (b) Mr. Klugman disclaims beneficial ownership in the Common Stock that is owned by the Plan and that is reported herewith. The Plan disclaims beneficial ownership in the Common Stock owned by Mr. Klugman. There is no written arrangement respecting voting and dispositive powers with respect to the Common Stock.

         (c) On October 14, 1996, Mr. Klugman converted 4 shares of Preferred Stock, including all accrued dividends, into 32,272

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                                                               Page 5 of 6 Pages


shares of Common Stock, at a conversion price of $1.25 per share. On December 23, 1996, Mr. Klugman converted 2 shares of Preferred Stock, including all accrued dividends, into 26,184 shares of Common Stock, at a conversion price of $0.796875 per share. The following sale transactions were effected by Mr. Klugman subsequent to the conversions:

                Purchase or
Date               Sale                   Amount           Price per Share
----            -----------               ------           ---------------
10/22/96        Sale                      15,000                   2.0625
11/01/96        Sale                      15,000                   2.00
12/06/96        Sale                       2,272                   1.03125
12/27/96        Sale                       2,500                   1.03125
01/02/97        Sale                       2,500                   1.03125
01/02/97        Sale                       2,500                   1.00
01/03/97        Sale                       2,500                   1.03125
01/07/97        Sale                       4,000                   1.00
01/08/97        Sale                       2,500                   1.00
01/09/97        Sale                       8,000                   1.1191
01/10/97        Sale                       1,684                   1.25

         On November 7, 1996, the Plan converted 2 shares of Preferred Stock, including all accrued dividends, into 16,491 shares of Common Stock, at a conversion price of $1.25 per share. On December 23, 1996, the Plan converted 1 share of Preferred Stock, including all accrued dividends, into 13,092 shares of Common Stock, at a conversion price of $0.796875 per share. On January 9, 1997, the Plan converted 1 share of Preferred Stock, including all accrued dividends, into 13,973 shares of Common Stock, at a conversion price of $0.75 per share. The following sale transactions were effected by the Plan subsequent to the conversions:

                Purchase or
Date               Sale                   Amount           Price per Share
----            -----------               ------           ---------------
11/07/96        Sale                      2,500                    2.0312
11/07/96        Sale                        500                    2.00
11/07/96        Sale                      2,000                    2.00
12/02/96        Sale                      2,000                    1.4375
12/02/96        Sale                        500                    1.4375
12/02/96        Sale                      2,000                    1.4375
12/02/96        Sale                        500                    1.4375
12/03/96        Sale                      1,000                    1.3437
12/03/96        Sale                      2,000                    1.375
12/06/96        Sale                      1,000                    1.0312
12/06/96        Sale                      1,500                    1.00
12/06/96        Sale                        100                    1.0625
12/06/96        Sale                        891                    1.0625
01/13/97        Sale                     10,000                    1.443
01/15/97        Sale                      2,500                    1.50
01/15/97        Sale                      2,500                    1.5625


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                                                               Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 1997

                                          DAVID KLUGMAN MONEY PUURCHASE PLAN

                                          By: /s/ David Klugman
                                             -------------------------------
                                          Title: Trustee

                                          /s/ David Klugman
                                          ----------------------------------
                                          David Klugman